Exhibit 99.1

BeyondSpring Provides Second-Quarter 2020 Financial Results and Business Updates

- Reported Positive Topline Pre-Specified Interim Results from PROTECTIVE-2 (Study 106) Phase 3, Demonstrating Plinabulin’s Superiority in Combination with Neulasta for CIN Prevention vs. Neulasta Alone-

- Completed PROTECTIVE-2 Phase 3 Enrollment and On Track to Report Final Results in Q4 2020 / Expect to Submit NDA for CIN to the FDA by End of 2020 -

- Triple Plinabulin I/O Combination Achieved 100 Percent Complete Response in PD-1 Non-responsive Animal Model; To Initiate Clinical Studies at MD Anderson in H2 2020 -

NEW YORK, September 3, 2020 – BeyondSpring Inc. (the “Company” or “BeyondSpring”) (NASDAQ: BYSI), a global biopharmaceutical company focused on the development of innovative cancer therapies, announced today its financial results and provided an operational update for the three months ended June 30, 2020.

“BeyondSpring’s mission has been to develop innovative, transformative medicines that improve clinical outcomes in high unmet medical needs,” said Dr. Lan Huang, Co-Founder, Chairman and Chief Executive Officer of BeyondSpring. “With our lead asset, first-in-class agent Plinabulin in late stage developments in two large oncology market opportunities, CIN and NSCLC, we believe that we are at a significant inflection point that will potentially result in helping many patients in need.”

Dr. Huang continued, “We expect to file NDA for CIN, Plinabulin’s first indication, to the U.S. FDA by the end of the year. Plinabulin would potentially reduce infection and hospitalization after chemotherapy, and enable doctors to provide chemotherapy to their patients without compromise – this means stable doses, sustained cycles and the strongest regimens possible so that patients can stay the course with their treatment – for potential survival benefit.  As a potent antigen presenting cell inducer, we believe that Plinabulin is a ‘pipeline in a drug’ for multiple cancer indications.”

Select Second-Quarter 2020 and Recent Business Highlights

Recent Clinical Highlights

•	Plinabulin in CIN indication

Positive Superior Topline Pre-Specified Interim Results from PROTECTIVE-2 Phase 3

In June 2020, BeyondSpring reported positive topline results of the pre-specified interim analysis of its PROTECTIVE-2 Phase 3 trial, evaluating Plinabulin in combination with Neulasta, compared to Neulasta alone. The interim results showed the combination’s significantly enhanced the efficacy of Neulasta in the “rate of Grade 4 neutropenia prevention” (p<0.01), the primary endpoint for the study, which is clinically meaningful. The enrollment of a total of 221 patients has been completed.

Expanded Access Program (EAP) Initiation

In August 2020, BeyondSpring initiated an EAP for Plinabulin in response to the recent NCCN guideline updates highlighting the need for maximum CIN prevention and resource allocation for COVID-19 patients. The program enables doctors across the U.S. to use Plinabulin, both alone and in combination with G-CSFs, to prevent CIN. The first patient dosed in the U.S. avoided Grade 4 neutropenia in Cycle 2 with the Plinabulin-Neulasta combination, despite experiencing Grade 4 neutropenia in Cycle 1 with Neulasta alone.

•	Plinabulin in NSCLC indication

DSMB Recommends DUBLIN-3 (Study 103) Phase 3 for NSCLC to Continue Without Modification

In June 2020, BeyondSpring reported that it reached the pre-specified second interim analysis for DUBLIN-3 for NSCLC treatment with Plinabulin. Upon reviewing the efficacy and safety data of over 500 patients at an approximately 300-patient death event, the DSMB advised BeyondSpring to continue the study without any modifications. DUBLIN-3 is a global Phase 3 trial for Plinabulin in combination with docetaxel, compared to docetaxel alone, for the treatment of second- / third-line EGFR wild-type NSCLC.

•	Triple I/O Combination Therapy with Plinabulin

New Preclinical Data Demonstrates Immune-Enhancing Effects

In June 2020, BeyondSpring presented at the American Association for Cancer Research (AACR) Virtual Annual Meeting that the triple I/O combination of Plinabulin, anti-PD-1 and radiation demonstrated a 100 percent complete response in a PD-1 antibody model, indicating that Plinabulin enhances immuno-radiotherapy for cancer patients. The combination therapy is being advanced toward a Phase 1 clinical trial in patients who failed or progressed on PD-1 / PD-L1 antibody treatments. BeyondSpring expects the first patient dosing in H2 2020.

Recent Corporate Highlights

BeyondSpring Appoints Paul Friel to Chief Commercial Officer

In August 2020, BeyondSpring announced the appointment of Paul Friel to the role of Chief Commercial Officer. Mr. Friel has nearly 30 years of experience in the pharmaceutical and biotech industry. He has held positions as General Manager and President at Takeda Canada and Vice President of Sales for Vyaire. During his tenure with Takeda, Mr. Friel was instrumental in helping the organization expand its presence and grow to over 5,000 employees and $10 billion in sales.

Throughout Mr. Friel’s 24-years at TAP and Takeda, he served in multiple commercial roles and was responsible for business development, integration, geographic expansion and Head of Commercial for Latin America for Takeda. He later led Takeda expansions into Mexico, Brazil and Canada. In the last four years of Mr. Friel’s tenure at Takeda, he was integral for launching eight products, including the second fastest biologic launch in the U.S.

BeyondSpring Appoints Dr. Ravi Majeti to Board of Directors

During the same month, BeyondSpring also announced the appointment of Dr. Ravi Majeti, Co-Founder and former Board member of Forty Seven, Inc., and Chief, Division of Hematology, at Stanford University to the Company’s Board of Directors. Dr. Majeti co-founded Forty Seven in 2014 and was a major contributor to the research and technology that led to Forty Seven’s $4.9 billion acquisition by Gilead in March 2020.

Equity Financings

In June and July 2020, BeyondSpring closed a public offering of 2,219,500 ordinary shares and a private placement of 384,615 ordinary shares at $13.00 per share. Gross proceeds from the public offering and private placement were $33.9 million before deducting underwriting discounts, commissions and other offering expenses. The Company intends to use the net proceeds of the public offering and private placement to support the commercialization of Plinabulin, continued clinical and pre-clinical development and for general corporate purposes.

Financial Results for the Three Months Ended June 30, 2020

Research and development (“R&D”) expenses were $11.0 million for the quarter ended June 30, 2020, compared to $5.2 million for the quarter ended June 30, 2019. The $5.8 million increase was largely attributable to an increase of $4.9 million in clinical trial expenses.

General and administrative (“G&A”) expenses were $2.6 million for the quarter ended June 30, 2020, compared to $2.1 million for the quarter ended June 30, 2019. The $0.5 million increase was mainly due to an increase in cost related to pre-launch preparation of Plinabulin.

Net loss attributable to the Company was $12.8 million for the quarter ended June 30, 2020, compared to $7.4 million for the quarter ended June 30, 2019.

As of June 30, 2020, the Company had a cash and cash equivalents of $38.1 million. The Company believes it has sufficient cash to support its clinical trials and submit an NDA in the U.S. for Plinabulin for the CIN indication, as well as to advance its immuno-oncology pipeline and protein degradation research platform.

Anticipated Milestones

The following outlines the Company’s anticipated upcoming milestones and projected timelines:

•	Final data readout for PROTECTIVE-2 Phase 3 for CIN – Q4 2020

•	NDA submission for Plinabulin for CIN in the U.S. – end of 2020

•	Final topline data readout for DUBLIN-3 for NSCLC – H1 2021

•	Rolling NDA submission for Plinabulin for NSCLC in China – H1 2021

•	NDA submission for Plinabulin for NSCLC in the U.S. – H2 2021

Conference Call and Webcast Information

BeyondSpring’s management will host a conference call and webcast today at 8 a.m. Eastern Time to discuss the financial results and provide a corporate update. The dial-in numbers for the conference call are 1-877-451-6152 (U.S.) or 1-201-389-0879 (international). Please reference conference ID: 13709037. A live webcast will be available on BeyondSpring’s website at www.beyondspringpharma.com under “Events & Presentations” in the Investors section. An archived replay of the webcast will be available for 30 days.

About BeyondSpring
Headquartered in New York, BeyondSpring is a global, clinical-stage biopharmaceutical company focused on developing innovative immuno-oncology cancer therapies to improve clinical outcomes for patients with high unmet medical needs. BeyondSpring’s first-in-class lead immune asset, Plinabulin, is a potent antigen-presenting cell (APC) inducer. It is currently in two Phase 3 clinical trials for two severely unmet medical needs indications: one is for the prevention of chemotherapy-induced neutropenia (CIN), the most frequent cause for a chemotherapy regimen dose’s decrease, delay, downgrade or discontinuation, which can lead to suboptimal clinical outcomes. The other is for non-small cell lung cancer (NSCLC) treatment in EGFR wild-type patients. As a “pipeline drug,” Plinabulin is in various I/O combination studies to boost PD-1 / PD-L1 antibody anti-cancer effects. In addition to Plinabulin, BeyondSpring’s extensive pipeline includes three pre-clinical immuno-oncology assets and a drug discovery platform dubbed “molecular glue” that uses the protein degradation pathway.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company’s future operations on terms acceptable to the Company, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet our expectations regarding the potential safety, the ultimate efficacy or clinical utility of our product candidates, increased competition in the market, and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.
Contacts
Scott Eckstein / Caitlin Kasunich
KCSA Strategic Communications
212.896.1210 / 212.896.1241
seckstein@kcsa.com / ckasunich@kcsa.com

BEYONDSPRING INC.

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2019 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2020

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		December 31,	June 30,
	Note	2019	2020
		$	$
			(Unaudited)
Assets

Current assets:
Cash and cash equivalents		35,933	38,080
Advances to suppliers		4,519	4,330
Prepaid expenses and other current assets		410	567
Total current assets		40,862	42,977

Noncurrent assets:
Property and equipment, net	3	209	194
Operating lease right-of-use assets		2,538	2,464
Other noncurrent assets		946	1,088
Total noncurrent assets		3,693	3,746

Total assets		44,555	46,723

Liabilities and equity

Current liabilities:
Accounts payable		2,537	1,947
Accrued expenses		5,861	7,187
Due to related parties	5	29	61
Current portion of operating lease liabilities		537	649
Other current liabilities	11	1,089	1,462
Total current liabilities		10,053	11,306

Noncurrent liabilities:
Long-term loans	4	1,436	2,050
Operating lease liabilities		1,935	1,745
Total noncurrent liabilities		3,371	3,795

Total liabilities		13,424	15,101

Equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 27,885,613 and 30,117,881 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	7	3	3
Additional paid-in capital	7	246,979	277,618
Accumulated deficit	7	(216,845)	(245,682)
Accumulated other comprehensive income	7	140	197

Total BeyondSpring Inc.’s shareholder’s equity		30,277	32,136
Noncontrolling interests	7	854	(514)
Total equity		31,131	31,622

Total liabilities and equity		44,555	46,723

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2020

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2019	2020	2019	2020
		$	$	$	$

Revenue		-	-	-	-

Operating expenses
Research and development		(5,202)	(11,028)	(11,532)	(24,732)
General and administrative		(2,147)	(2,589)	(3,786)	(5,517)

Loss from operations		(7,349)	(13,617)	(15,318)	(30,249)
Foreign exchange gain (loss), net		(169)	9	4	(65)
Interest expense		(103)	(21)	(140)	(42)
Interest income		1	28	7	92
Other income		-	2	-	3

Loss before income tax		(7,620)	(13,599)	(15,447)	(30,261)
Income tax benefit	6	-	-	-	-

Net loss		(7,620)	(13,599)	(15,447)	(30,261)
Less: Net loss attributable to noncontrolling interests		(268)	(846)	(802)	(1,424)

Net loss attributable to BeyondSpring Inc.		(7,352)	(12,753)	(14,645)	(28,837)

Net loss per share
Basic and diluted	10	(0.32)	(0.46)	(0.64)	(1.04)
Weighted-average shares outstanding
Basic and diluted	10	23,094,161	27,921,026	23,061,941	27,826,737

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment gain (loss)		225	(2)	31	51

Comprehensive loss		(7,395)	(13,601)	(15,416)	(30,210)
Less: Comprehensive loss attributable to noncontrolling interests		(230)	(848)	(805)	(1,430)

Comprehensive loss attributable to BeyondSpring Inc.		(7,165)	(12,753)	(14,611)	(28,780)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2020

 (Amounts in thousands of U.S. Dollars (“$”))

(Unaudited)

		Six months ended June 30,
	Note	2019	2020
		$	$
Operating activities:
Net loss		(15,447)	(30,261)
Adjustments to reconcile net loss to net cash from operating activities:
Share-based compensation	12	1,287	4,306
Depreciation expenses	3	41	32
Non-cash operating lease expense		260	296
Changes in operating assets and liabilities:
Advances to suppliers		86	189
Due from related parties		481	-
Prepaid expenses and other current assets		106	(115)
Other noncurrent assets		(48)	(142)
Accounts payable		(1,130)	(590)
Accrued expenses		589	1,326
Due to related parties		25	-
Operating lease liabilities		(297)	(300)
Other current liabilities		944	(65)
Net cash used in operating activities		(13,103)	(25,324)

Investing activities:
Acquisitions of property and equipment		(4)	(17)
Net cash used in investing activities		(4)	(17)

Financing activities:
Proceeds from issuance of ordinary shares, net of underwriting discounts and commissions		5,596	26,938
Payments of offering costs		(6)	(147)
Proceeds from loans	4	2,986	635
Proceeds from related party borrowings	5	1,350	32
Net cash provided by financing activities		9,926	27,458

Effect of foreign exchange rate changes, net		(34)	30

Net increase/(decrease) in cash and cash equivalents		(3,215)	2,147
Cash and cash equivalents at beginning of period		3,889	35,933
Cash and cash equivalents at end of period		674	38,080

Supplemental disclosures
Non-cash activities:
Operating right-of-use assets obtained in exchange for operating lease liabilities		-	222

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation

BeyondSpring Inc. (the “Company”) was incorporated in the Cayman Islands on November 21, 2014. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in clinical stage biopharmaceutical activities focused on the development of innovative cancer therapies. The Company is under the control of Mr. Linqing Jia and Dr. Lan Huang as a couple (collectively, the “Founders”) since its incorporation.

On May 21, 2019, the Company entered into a sales agreement with Jefferies LLC (“Jefferies”) to act as an agent in selling the Company’s ordinary shares in an at-the-market (“ATM”) offering program. As of June 30, 2020, the Company received aggregate gross proceeds of $13,185 on 630,228 ordinary shares sold in respect thereof.

In June 2020, the Company completed a public offering of an aggregate of 2,219,500 ordinary shares of the Company at a public offering price of $13.00 per share for net proceeds of $26,395.

On June 18, 2020, the Company entered into a share subscription agreement for the sale of an aggregate of 384,615 ordinary shares at $13.00 per share in a private placement transaction (the “Private Placement”). Gross proceeds of $5,000 was received in July 2020.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation (continued)

As of June 30, 2020, the subsidiaries of the Company are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership by the Company	Principal activities

BeyondSpring Pharmaceuticals Inc. (“BeyondSpring US”)	Delaware, United States of America (“U.S.”)	June 18, 2013	100%	Clinical trial activities

BeyondSpring Ltd.	The British Virgin Islands (“BVI”)	December 3, 2014	100%	Holding company

BeyondSpring (HK) Limited (“BeyondSpring HK”)	Hong Kong	January 13, 2015	100%	Holding company

Wanchun Biotechnology Limited (“BVI Biotech”)	BVI	April 1, 2015	100%	Holding company

Wanchun Biotechnology (Shenzhen) Ltd. (“Wanchun Shenzhen”)	The People’s Republic of China (“PRC”)	April 23, 2015	100%	Holding company

Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”)	PRC	May 6, 2015	57.97%	Clinical trial activities

BeyondSpring Pharmaceuticals Australia PTY Ltd. (“BeyondSpring Australia”)	Australia	March 3, 2016	100%	Clinical trial activities

Beijing Wanchun Pharmaceutical Technology Ltd. (“Beijing Wanchun”)	PRC	May 21, 2018	57.97%	Clinical trial activities

SEED Therapeutics Inc. (“SEED”)	BVI	June 25, 2019	100%	Holding company

SEED Technology Limited (“SEED Technology”)	BVI	December 9, 2019	57.97%	Holding company

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation (continued)

The accompanying unaudited interim condensed consolidated balance sheet as of June 30, 2020, the unaudited interim condensed consolidated statements of comprehensive loss for the three and six months ended June 30, 2019 and 2020, the cash flows for the six months ended June 30, 2019 and 2020, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2019. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the three and six months ended June 30, 2020 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2020. The consolidated balance sheet as of December 31, 2019 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2019.

2.	Summary of significant accounting policies

Basis of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Going concern

According to Accounting Standards Codification (“ASC”) 205-40, Presentation of Financial Statements - Going Concern (“ASC 205-40”), management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The Company has incurred operating losses and negative cash flows from operations since inception. To date, the Company has no product revenue and management expects operating losses to continue for the foreseeable future, and has primarily funded these losses through equity financings. The Company incurred a net loss of $30,261 during the six months ended June 30, 2020 and has an accumulated deficit of $245,682 as of June 30, 2020. Net cash used in operations was approximately $25,324 for the six months ended June 30, 2020. As of June 30, 2020, the Company had $31,671 net current assets and $38,080 cash and cash equivalents on hand.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Going concern (continued)

Based on the Company’s cash and cash equivalents on hand at June 30, 2020 and the $5,000 proceeds received in July 2020 from the Private Placement, management does not believe that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date these financial statements are issued. The accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to share-based compensation, clinical trial accrual, valuation allowance for deferred tax assets, estimating uncertain tax position, measurement of operating right-of-use assets and lease liabilities and estimating of useful life for property and equipment. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Fair value measurements

The Company measures certain financial assets and liabilities at fair value. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as determined by either the principal market or the most advantageous market. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy, as follows:

•	Level 1— Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2— Other inputs that are directly or indirectly observable in the marketplace.

•	Level 3— Unobservable inputs which are supported by little or no market activity.

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments of the Company primarily include cash, due to related parties, accounts payable and long-term loans. Except for the long-term loans, the carrying values of these financial instruments approximated their fair value due to their short-term nature as of December 31, 2019 and June 30, 2020.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Fair value measurements (continued)

As of December 31, 2019 and June 30, 2020, the total carrying amount of long-term loans was $1,436 and $2,050, compared with an estimated fair value of $1,373 and $1,925, respectively. The fair value of the long-term loans is estimated by discounting cash flows using interest rates currently available for debts with similar terms and maturities (Level 2 fair value measurement).

Recent accounting pronouncements

New accounting standard that have not yet been adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective in fiscal years beginning after December 15, 2020, and interim periods therein, and early adoption is permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Company is currently evaluating the impact on its financial statements of adopting this guidance.

3.	Property and equipment, net

Property and equipment consist of the following:

	December 31, 2019	June 30, 2020
	$	$
		(Unaudited)

Office equipment	150	158
Laboratory equipment	114	113
Motor vehicles	23	22
Leasehold improvements	103	114

	390	407
Less: accumulated depreciation	(181)	(213)

Property and equipment, net	209	194

Depreciation expenses for the three and six months ended June 30, 2019 were $23 and $41, respectively. Depreciation expenses for the three and six months ended June 30, 2020 were $17 and $32, respectively.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

4.	Long-term loans

On March 28, 2019, the Company borrowed a three-year term loan with a principal amount of $1,493 (RMB10,000) from China Construction Bank, which bears an annual interest rate of 120.0% of the three-year loan interest rate quoted by the People’s Bank of China. The loan is guaranteed by the shareholder of the Company, Shenzhen Sangel Capital Management Limited Company (“Shenzhen Sangel”) and Mr. Mulong Liu, a shareholder of Shenzhen Sangel. The maturity date of the loan is March 28, 2022.

On May 3, 2020, the Company obtained a two-year term loan with a principal amount of $635 from Citibank, North America (“Citibank”) under a Paycheck Protection Program initiated by U.S. Small Business Administration. The loan bears an annual interest rate of 1%. Under the Paycheck Protection Program, the Company is eligible to apply for forgiveness of the loan in an amount equal to the sum of certain qualified costs.

5.	Related party transactions

Loan from related parties

In October and December 2019, the Company borrowed 60-day interest-free loans totaling of $29 (RMB200) from Dalian Wanchun Biotechnology Co., Ltd. (“Wanchun Biotech”). During the six months ended June 30, 2020, the Company borrowed 60-day interest-free loans totaling of $32 (RMB230) from Wanchun Biotech. The maturity of the loans was extended to October 2020.

6.	Income taxes

There is no provision for income taxes because the Company and its subsidiaries were in a cumulative loss position for the three and six months ended June 30, 2019 and 2020.

The Company recorded a full valuation allowance against deferred tax assets for all periods presented. There were no material changes in unrecognized tax benefits and related interest and penalties for the three and six months ended June 30, 2020. The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly change within the next 12 months.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

7.	Equity (deficit)

The movement of equity (deficit) is as follows:
	BeyondSpring Inc.’s shareholders
	Ordinary share		Additional paid-in	Accumulated	Accumulated other comprehensive	Subtotal	Non controlling	Total equity
	Shares	Amount	capital	deficit	(loss) gain		interests	(deficit)
		$	$	$	$	$	$	$

Balances at January 1, 2020 (audited)	27,885,613	3	246,979	(216,845)	140	30,277	854	31,131
Issuance of ordinary shares	2,228,975	-	26,395	-	-	26,395	-	26,395
Share-based compensation	3,293	-	4,244	-	-	4,244	62	4,306
Foreign currency translation adjustment gain (loss)	-	-	-	-	57	57	(6)	51
Net loss	-	-	-	(28,837)	-	(28,837)	(1,424)	(30,261)

Balances at June 30, 2020 (unaudited)	30,117,881	3	277,618	(245,682)	197	32,136	(514)	31,622

Balances at January 1, 2019 (audited)	23,184,612	2	170,950	(178,760)	42	(7,766)	(1,616)	(9,382)
Issuance of ordinary shares	309,868	-	5,429	-	-	5,429	-	5,429
Share-based compensation	100,000	-	1,287	-	-	1,287	-	1,287
Capital injection shared by noncontrolling interests	-	-	(578)	-	-	(578)	578	-
Foreign currency translation adjustment gain (loss)	-	-	-	-	34	34	(3)	31
Net loss	-	-	-	(14,645)	-	(14,645)	(802)	(15,447)

Balances at June 30, 2019 (unaudited)	23,594,480	2	177,088	(193,405)	76	(16,239)	(1,843)	(18,082)

8.	Restricted net assets

As a result of PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2019 and June 30, 2020, amounts restricted were the net assets of the Company’s PRC subsidiaries, which amounted to $2,032 and nil, respectively.

9.	Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company’s PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $18 and $39 for the three and six months ended June 30, 2019 and were $21 and $47 for the three and six months ended June 30, 2020, respectively.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

10.	Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)
Numerator:
Net loss attributable to BeyondSpring Inc.—basic and diluted	$(7,352)	$(12,753)	$(14,645)	$(28,837)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	23,094,161	27,921,026	23,061,941	27,826,737

Net loss per share —basic and diluted	$(0.32)	$(0.46)	$(0.64)	$(1.04)

The effects of restricted shares and share options were excluded from the calculation of diluted loss per share as their effect would have been anti-dilutive during the three and six months ended June 30, 2019 and 2020.

11.	Supplemental balance sheet information

Other current liabilities consist of the following:

	As of December 31, 2019	As of June 30, 2020
	$	$
		(Unaudited)

Compensation related	226	228
Professional services	-	374
Other taxes related	798	815
Others	65	45

Total	1,089	1,462

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

12.	Share-based compensation

During the six months ended June 30, 2020, the Company granted a total of 381,420 share options and 3,293 restricted shares, respectively.

The following table summarizes total share-based compensation expense recognized for the three and six months ended June 30, 2019 and 2020:

	Three months ended June 30,		Six months ended June 30,
	2019	2020	2019	2020
	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Research and development	220	568	376	3,751
General and administrative	696	268	911	555

Total	916	836	1,287	4,306